May 8, 2003

                     Highlights of Unconsolidated Financial
                               Results for FY2003
                         (April 2002 through March 2003)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                (Billions of yen unless otherwise specified)
----------------------------------------------------------------------------------------------------------------------------
                                 FY2002                     FY2003                              FY2004 Forecast
                               (Apr. 2001        (Apr.2002 through Mar. 2003)             (Apr.2003 through Mar. 2004)
                                 through    --------------                           -------------               -----------
                               Mar. 2002)       FY2003                                   FY2004                  % of change
                                              semi-annual         -----------         semi-annual                    from
                                              (Apr. 2002          % of change         (Apr. 2003                    FY2003
                                              through Sep.            from            through Sep.
                                                 2002)               FY2002              2003)
----------------------------------------------------------------------------------------------------------------------------
Domestic vehicle production        3,364          1,676         3,513        4.5%         1,660         3,330      - 5.2%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Overseas vehicle production        1,833          1,093         2,215       20.8%         1,250         2,450       10.6%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Domestic vehicle sales             1,720            800         1,724        0.2%           840         1,750        1.5%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Exports                            1,708            891         1,835        7.5%           850         1,650     - 10.1%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Houses                             3,095          1,470         3,577       15.6%         1,700         3,600        0.6%
(Units)
----------------------------------------------------------------------------------------------------------------------------
Net sales                        8,284.9        4,204.7       8,739.3        5.5%       4,100.0       8,300.0      - 5.0%
 Domestic                        3,544.3        1,607.3       3,438.4      - 3.0%
 Export                          4,740.6        2,597.4       5,300.8       11.8%
----------------------------------------------------------------------------------------------------------------------------
Operating income                   748.9          471.3         861.3       15.0%         300.0         620.0     - 28.0%
[Income ratio]                    [9.0%]        [11.2%]        [9.9%]                    [7.3%]        [7.5%]
----------------------------------------------------------------------------------------------------------------------------
Ordinary income                    768.9          481.7         892.6       16.1%         330.0         670.0     - 24.9%
[Income ratio]                    [9.3%]        [11.5%]       [10.2%]                    [8.0%]        [8.1%]
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes         768.9          644.2       1,055.1       37.2%         330.0         670.0     - 36.5%
[Income ratio]                    [9.3%]        [15.3%]       [12.1%]                    [8.0%]        [8.1%]
----------------------------------------------------------------------------------------------------------------------------
Net income                         470.2          382.2         634.0       34.8%         210.0         440.0     - 30.6%
[Income ratio]                    [5.7%]         [9.1%]        [7.3%]                    [5.1%]        [5.3%]
----------------------------------------------------------------------------------------------------------------------------
Factors contributing to                     Operating income increased by            Operating income is expected
increases and decreases in                  112.4 billion yen.                       to decrease by 241.3 billion
operating income                                                                     yen.

                                            (Increase)                               (Decrease)
                                            Cost reduction efforts          220.0    Effects of changes in        - 160.0
                                            Effects of changes in            70.0    exchange rates
                                            exchange rates                           Marketing activities         - 140.0
                                                                                     Increases in R&D              - 81.3
                                            (Decrease)                               expenses, etc.
                                            Marketing activities           - 90.0
                                            Increases in R&D expenses,     - 87.6    (Increase)
                                            etc.                                     Cost reduction efforts         140.0
----------------------------------------------------------------------------------------------------------------------------
Exchange rates                  Yen 125/US$    Yen 123/US$        Yen 122/US$        Yen 115/US$        Yen 115/US$
                                Yen 110/Euro   Yen 117/Euro       Yen 121/Euro       Yen 125/Euro       Yen 125/Euro
----------------------------------------------------------------------------------------------------------------------------
Capital investment                 257.9          111.6             269.3                 130.0             300.0
----------------------------------------------------------------------------------------------------------------------------
Depreciation expenses              254.7          130.5             257.1                 130.0             260.0
----------------------------------------------------------------------------------------------------------------------------
R&D expenses                       527.3          251.3             581.2                 280.0             600.0
----------------------------------------------------------------------------------------------------------------------------
Interest-bearing debt              514.7          550.6             568.6
----------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                      Increases in sales and
                                                               ordinary income
----------------------------------------------------------------------------------------------------------------------------
Number of employees               66,820         66,874             65,551
----------------------------------------------------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese Yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and
(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.